UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 26, 2010, which contains the Company's financial information for the three and six months ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: August 31, 2010	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2010

Highlights

•	Frontline reports net income attributable to the Company of $81.3 million and earnings per share of $1.04 for the second quarter of 2010.
•	Frontline reports net income attributable to the Company of $161.0 million and earnings per share of $2.07 for the first half of 2010.
•	Frontline announces a cash dividend of $0.75 per share for the second quarter of 2010.
•	In June 2010, Frontline ordered two 156,900 dwt Suezmax newbuildings with expected deliveries in February and May 2013 and secured options for two similar Suezmax newbuildings.
•	In May and June 2010, Frontline took delivery of the two 2009-built VLCCs, Front Eminence and Front Endurance.
•	The third and fourth VLCC newbuildings from Shanghai Waigaoqiao Shipbuilding Co., Ltd., Front Cecilie and Front Signe, were delivered in June and August 2010, respectively.
•	The third and fourth Suezmax newbuildings from Jiangsu Rongsheng Heavy Industries Co., Ltd., Front Odin and Front Njord, were delivered in May and August 2010, respectively.
•
In June 2010, Frontline received notices from the owners of two chartered-in 2001-built Suezmax tankers and two chartered-in 2000-built VLCCs that the owners exercised their option to extend the charter period for two years to the end of 2013 from the expiry of the mandatory lease period at the end of 2011.

Second Quarter and Six Months 2010 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $81.3 million for the second quarter of 2010, equivalent to earnings per share of $1.04, compared with net income attributable to the Company of $79.7 million and earnings per share of $1.02 for the preceding quarter. The net income attributable to the Company in the second quarter includes a gain of $6.7 million relating to the amortization of a deferred gain on three lease terminations and a gain of $3.0 million relating to a lease termination. Net operating income in the second quarter was $118.0 million compared with $112.0 million in the preceding quarter.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the second quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $46,600, $31,000 and $47,700, respectively, compared with $45,300, $31,800, and $47,900, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $50,000 and $30,300, respectively, in the second quarter compared with $49,200 and $30,600, respectively, in the first quarter. The Gemini Suezmax pool had spot earnings of $29,800 per day in the second quarter compared to $30,900 per day in the first quarter. The Company's double hull VLCC tankers excluding the floating time charter vessels had spot earnings of $51,900 per day in the second quarter, compared with $54,000 in the first quarter.

Profit share expense of $11.4 million has been recorded in the second quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $11.3 million in the preceding quarter. Ship operating expenses increased by $1.8 million compared with the preceding quarter primarily as a result of increase in running cost of $2.8 million mainly related to the four newbuildings, which were delivered in the six months ended June 30, 2010, partially offset by a $1.0 million decrease in drydocking costs.

Charterhire expenses increased by $8.6 million in the second quarter compared with the preceding quarter primarily due to an increase in the number of Nordic American Tanker Shipping Ltd. ("NATS") vessels, which entered the Gemini pool and had a corresponding increase in pool earnings. With effect from July 1, 2010, NATS became a full pool partner in the Gemini pool and we no longer charter in the NATS vessels. This will result in a decrease in charter hire expense in the third quarter with a corresponding decrease in operating revenues.

Interest income was $3.9 million in the second quarter, of which $3.8 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited ("ITCL"). Interest expense, net of capitalized interest, was $37.6 million in the second quarter of which $8.7 million relates to ITCL.

Frontline announces net income attributable to the Company of $161.0 million for the six months ended June 30, 2010, equivalent to earnings per share of $2.07. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2010 by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $46,000, $31,400 and $47,800, respectively, compared with $44,200, $32,300 and $43,500, respectively, in the six months ended June 30, 2009. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $49,700 and $30,400, respectively, in the six months ended June 30, 2010. The Gemini Suezmax pool had spot earnings of $30,300 per day and the Company's double hull VLCC tankers excluding the floating time charter vessels had spot earnings of $51,600 per day, respectively, in the six months ended June 30, 2010.

As of June 30, 2010, the Company had total cash and cash equivalents of $168.6 million and restricted cash of $305.1 million. Restricted cash includes $242.3 million relating to deposits in ITCL and $62.8 million in Frontline, which is restricted under the charter agreements with Ship Finance.

In August 2010, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmax tankers of approximately $30,900 and $26,400, respectively.

Fleet Development

In January 2010, Frontline terminated the bareboat charter for the single hull Suezmax tanker Front Voyager. The termination took effect from April 1, 2010. The vessel, owned by Frontline's subsidiary ITCL, was subsequently sold. The remaining Suezmax tanker chartered in from Eiger Shipping was redelivered at the end of February 2010.

In March 2010, Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River. Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance has made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party.

In January 2010, the Company took delivery of the first Suezmax newbuilding from Jiangsu Rongsheng Heavy Industries Co., Ltd. ("Rongsheng"), named Northia, and the vessel was subsequently delivered to a major oil company on floating rate time charter. In March and May 2010, the Company took delivery of the second and the third Suezmax newbuildings, named Naticina and Front Odin, from Rongsheng. The Naticina was subsequently delivered to a major oil company on floating rate time charter and Front Odin commenced trading in the Gemini pool. In August 2010, the Company took delivery of the fourth and final Suezmax newbuilding from Rongsheng, named Front Njord. Compensation payments for delayed delivery were negotiated with the yard for all four vessels.

In April 2010, Frontline announced the acquisition of two 2009-built 321,300 dwt double hull VLCC tankers; Callisto Glory and Andromeda Glory from an unrelated third party. The first vessel; renamed Front Eminence, was delivered on May 18, 2010 and the second vessel; renamed Front Endurance, was delivered on June 28, 2010. We have secured a loan facility representing approximately 70 percent financing of the purchase price to part finance the purchase of the vessels and an amount of $73.5 million of this facility was undrawn at June 30, 2010.

The third and fourth VLCC newbuildings from Shanghai Waigaoqiao Shipbuilding Co., Ltd ("SWS"), Front Cecilie and Front Signe, were delivered according to schedule in June and August 2010, respectively.

In June 2010, Frontline received notices from the owners of the two chartered-in 2001-built Suezmax tankers, Front Melody and Front Symphony, and the two chartered-in 2000-built VLCCs, Front Tina and Front Commodore, that the owners exercised their option to extend the charter period for two years to the end of 2013 from the expiry of the mandatory lease period at the end of 2011. The Company believes the charter-in rates are attractive compared to current time charter rates. The owners have the option to further extend the charter periods until the end of 2015.

In June 2010, the single hull VLCC Front Duke was redelivered from her time charter agreement and subsequently entered into a bareboat charter agreement expiring at the end of 2012. The vessel will be operated as a floating storage unit and has ceased to trade as a regular tanker.

Newbuilding Program

In June 2010, Frontline entered into a contract with Rongsheng for the delivery of two 156,900 dwt Suezmax newbuildings. The vessels are expected to be delivered in February and May 2013. Frontline has also secured options for two similar Suezmax newbuildings. The contract price for the newbuildings is 15-20 percent lower than indicated price levels for 2010 delivered tonnage.

As of June 30, 2010, Frontline's newbuilding program comprised three Suezmax tankers, two Suezmax newbuilding options and five VLCCs, which constitutes a contractual cost of $799.7 million. Out of the total contractual cost the financial exposure on two VLCC's ordered at Jinhaiwan of $252 million can be limited to the $54 million already paid-in installments ("the VLCC Options"). As of June 30, 2010, installments of $246.4 million were paid on the newbuildings.

The remaining installments to be paid as of June 30, 2010 amount to $355.3 million, with expected payments of approximately $139.4 million in 2010, $112.9 million in 2011, $21.9 million in 2012 and $81.2 million in 2013. These numbers exclude payments on the VLCC Options.

The Company has not yet secured financing for the two VLCCs and two Suezmax tanker newbuildings to be delivered between 2011 and 2013. However, based on the recently secured financing for Front Eminence and Front Endurance and indications from banks, we assume a 70 percent financing of market value for these newbuildings. The net remaining equity investment is thus approximately $41.1 million, which is fully covered through the recent completion of the $225 million convertible bond offering.

Corporate

In April 2010, Frontline completed the issuance of the $225 million convertible bond loan.

In August 2010, Frontline sold a 25 percent share in the ship management company SeaTeam Management Pte Ltd. to Golden Ocean Group Limited.

On August 26, 2010, the Company's Board of Directors declared a dividend of $0.75 per share. The record date for the dividend is September 10, 2010, ex dividend date is September 8, 2010 and the dividend will be paid on or about September 24, 2010.

77,858,502 ordinary shares were outstanding as of June 30, 2010, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between The Arabian Gulf and Japan in the second quarter of 2010 was WS 88; equivalent to $54,500/day; representing a decrease of WS 1.5 points or $1,100/day from the first quarter of 2010 and an increase of WS 52 points from the second quarter of 2009. Present market indications are approximately in average $25,000/day in the third quarter.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa ("WAF") and Philadelphia in the second quarter of 2010 was WS 113.5; equivalent to $32,700/day compared to $32,500/day in the first quarter. There was a decrease of WS 0.5 points from the first to the second quarter and an increase of WS 55 points from the second quarter of 2009. Present market indications are approximately in average $15,000/day in the third quarter

Bunkers at Fujairah averaged approximately $461/mt in the second quarter of 2010 compared to $468/mt in the first quarter of 2010; a decrease of $7/mt. Bunker prices varied from a low of $422.5/mt at the end of May and a high of $500/mt at the end of April. On August 26th, 2010 the quoted bunker price in Fujairah was $435.5/mt.

Philadelphia bunkers averaged $469/mt in the second quarter, which was a decrease of $7/mt from the first quarter of 2010. Bunker prices varied from a low of $416/mt at the end of May and a high of $519/mt at the beginning of May. On August 26th, 2010 the quoted bunker price in Philadelphia was $448.5/mt.

The International Energy Agency's ("IEA") August 2010 report stated an average OPEC oil production, including Iraq, of 29 million barrels per day (mb/d) during the second quarter of the year. This was a decrease of 80,000 barrels per day compared to the first quarter of 2010 and an increase of 500,000 barrels per day compared to the second quarter of 2009.

IEA further estimate that world oil demand averaged 86.6 mb/d in the second quarter of 2010, representing an increase of 510,000 barrels per day compared to the first quarter of 2010, and approximately 2.6 mb/d from the second quarter of 2009. Additionally, the IEA estimates that world oil demand will average 86.6 mb/d in 2010 representing an increase of 2.2 percent or approximately 1.8 mb/d from 2009.

The VLCC fleet totalled 531 vessels at the end of the second quarter of 2010, up from 527 vessels at the end of the previous quarter. 12 VLCCs were delivered during the quarter versus an estimated 18 at the beginning of the year. Throughout 2010 the current estimate is 74 deliveries. The orderbook counted 174 vessels at the end of the second quarter, down from 179 orders from the previous quarter. Seven new orders were placed during the quarter and the current orderbook represents about 35 percent of the VLCC fleet. During the quarter eight vessels were removed from the trading fleet for scrapping or conversion/storage purposes. According to Fearnleys the single hull fleet now stands at 55 vessels.

The Suezmax fleet totalled 406 vessels at the end of the second quarter, up from 401 vessels at the end of the previous quarter. Eight vessels were delivered during the quarter versus an estimated 14 at the beginning of the year. For 2010 the current estimate is 67 deliveries. The orderbook counted 146 vessels at the end of the quarter, up from 127 vessels at the end of the previous quarter. 29 new orders were placed during the quarter and the current orderbook now represents 36 percent of the total fleet. Two orders were reported cancelled and three vessels were removed from the trading fleet during the quarter. According to Fearnleys the single hull fleet now stands at 23 vessels.

Strategy

We focus on maintaining our position as the leading operator of VLCC and Suezmax tankers. We have recently added tonnage to our VLCC fleet and expanded our Suezmax newbuilding program. The acquisitions and newbuilding order contributes to renew the fleet and confirm Frontline's position as the world's leading independent operator and owner of VLCC and Suezmax tonnage.

We keep a lean organization and use outsourcing extensively, especially with respect to technical operations and crewing and follow a non bureaucratic organization model. This has resulted in a lower cost base than our peers. In addition, it facilitates quick decision making and allows us to take advantage of the opportunities that can arise in this highly volatile industry.

Frontline focuses on developing and maintaining strong relationships with major oil companies and industrial charterers and we believe the size of our fleet is important in negotiating terms with these customers.

We also believe that operating a certain number of vessels in the spot market, enables us to capitalize on a potential stronger spot market and we focus on minimizing time spent on ballast by "cross trading" our vessels.

The Company continuously seek attractive investment and acquisition opportunities and will finance such investments and acquisitions through a combination of debt and equity.

Frontline focuses on financial flexibility and has in the second quarter of 2010 secured approximately $370 million in new capital and committed bank financing in addition to the release of approximately $122 million restricted cash.

Our fixed charter coverage is estimated to be 34 percent and 22 percent in 2010 and 2011, respectively. In addition to the fixed rate coverage we also have an additional 11 percent and 13 percent coverage on floating income in 2010 and 2011, respectively. We aim to increase the fixed charter coverage for 2011-2013 from the present levels.

We aim at generating competitive returns to our shareholders. This will be supported by a high dividend payout ratio with quarterly payments. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Outlook

In July 2010, the International Monetary Fund ("IMF") forecasted world growth to rise by approximately 4.5 percent in 2010 and 4.25 percent in 2011. Relative to the April 2010 World Economic Outlook (WEO) this represents an upward revision of about 0.5 percentage point in 2010, reflecting stronger activity during the first half of the year.

Despite the stronger than expected first half recovery, the IMF warned that uncertainties surrounding sovereign and financial sector risks in parts of the euro area could spread more widely, posing difficulties for both financial stability and the economic outlook.

August 11, 2010, the IEA released its monthly Oil Market Report in which the organization increased its 2010 and 2011 global oil demand forecast by 80,000 bpd and 50,000 bpd, respectively, and projects that the world's oil consumption in 2010 and 2011 will increase by 1.8 mb/d and 1.3 mb/d, respectively, compared to 2009. The bulk of demand growth is expected to arise in the Middle East, China and other non-OECD countries in 2010 and in OECD countries in 2011. However, concern that the global economic recovery may falter from the second half of 2010 pose a significant downward risk to the forecast.

So far in 2010, there has been a strong growth in imports from WAF and South America (Venezuela/Brazil) to China, driving ton-miles. This development is expected to continue, which is positive for the tanker market as even modest increases significantly boosts ton-mile demand.

The tanker industry still has a high number of expected vessel deliveries in 2010 and 2011. However, the actual deliveries in 2009 and in the first half of 2010 have been significantly lower than anticipated and this development is likely to be further strengthened by the expected delays, slippage and cancellations of newbuilding orders.

The phase out of the remaining single hull fleet, currently estimated to be approximately eight percent of the fleet, according to Fearnleys, will further reduce the supply of vessels in 2010.

As advised in the first quarter 2010 earnings release, Frontline made an agreement with Ship Finance to release $111.7 million restricted cash in March 2010. The released funds were used to prepay parts of the charter hire to Ship Finance for six months beginning April 1, 2010 and have reduced Frontline's cash breakeven level substantially for 31 vessels in this six month period.

The Company's fixed charter coverage and low cash cost breakeven rates, which is further decreased in the third quarter of 2010, provides a solid platform for Frontline's operations. This, combined with the strengthened balance sheet following the raising of new capital in the second quarter of 2010, puts the Company in a strong position not only to handle the challenges of the current weakness in the tanker market, but also to be able to react to attractive market opportunities that can occur.

The Board is somewhat concerned about the high number of expected vessel deliveries which will come to the market in the next two years and the effect the net fleet growth will have on the market balance. However, the market balance might be considerably improved if expected delays, slippage and cancellations of newbuilding orders should occur and/or with increased world GDP growth, oil consumption and ton-mile demand.

Based on the current weakness in the tanker market and the Company's trading results achieved so far in the third quarter, the Board expects a materially lower result in the third quarter of 2010 than in the second quarter of 2010.

The Board is considering several strategic possibilities to expand the Company within crude oil transportation.

Related Party Transactions

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

Effective February 5, 2010, Vista International Finance Inc, a wholly owned subsidiary of Frontline Ltd. purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by Frontline Shipping. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the next six months.

In March 2010, Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River and Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party, which was recognized in the second quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 26, 2010

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2009 Apr-Jun	2010 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2010 Jan-Jun	2009 Jan-Jun	2009 Jan-Dec (audited)
281,536	356,116	Total operating revenues	687,939	638,137	1,133,286
-	9,664	Gain on sale of assets and amortization of deferred gains	19,481	-	3,061
48,691	76,227	Voyage expenses and commission	144,161	112,884	219,375
8,016	11,430	Profit share expense	22,745	22,503	33,018
50,794	47,169	Ship operating expenses	92,540	99,407	206,381
45,218	52,498	Charterhire expenses	96,398	97,194	169,503
7,016	7,637	Administrative expenses	15,513	15,271	30,647
59,667	52,841	Depreciation	105,894	117,783	237,313
219,402	247,802	Total operating expenses	477,251	465,042	896,237
62,134	117,978	Net operating income	230,169	173,095	240,110
5,551	3,900	Interest income	7,976	11,624	22,969
(40,131)	(37,555)	Interest expense	(73,066)	(80,751)	(160,988)
(101)	(112)	Share of results from associated companies	(285)	(265)	(544)
(325)	167	Foreign currency exchange gain (loss)	181	(434)	(346)
1,262	(2,833)	Other non-operating items	(2,625)	2,423	4,632
28,390	81,545	Net income before taxes and noncontrolling interest	162,350	105,692	105,833
(48)	(55)	Taxes	(104)	(46)	(361)
28,342	81,490	Net income	162,246	105,646	105,472
(572)	(184)	Net income attributable to noncontrolling interest	(1,252)	(1,258)	(2,771)
27,770	81,306	Net income attributable to Frontline Ltd.	160,994	104,388	102,701

$0.36	$1.04	Basic earnings per share ($)	$2.07	$1.34	$1.32

		Income on timecharter basis ($ per day per ship)*
38,400	46,600	VLCC	46,000	44,200	38,300
26,800	31,000	Suezmax	31,400	32,300	25,300
42,700	47,700	Suezmax OBO	47,800	43,500	43,000

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

2009 Apr-Jun	2010 Apr-Jun	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2010 Jan-Jun	2009 Jan-Jun	2009 Jan-Dec (audited)
27,770	81,306	Net income attributable to Frontline Ltd.	160,994	104,388	102,701
16,347	(3,076)	Unrealized (loss) gain from marketable securities	(9,423)	(11,371)	2,782
217	(144)	Foreign currency translation (loss) gain	(204)	337	759
16,564	(3,220)	Other comprehensive (loss) income	(9,627)	(11,034)	3,541
44,334	78,086	Comprehensive income attributable to Frontline Ltd.	151,367	93,354	106,242
572	184	Net income attributable to noncontrolling interest	1,252	1,258	2,771
44,906	78,270	Total comprehensive income	152,619	94,612	109,013

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2010 Jun 30	2009 Jun 30	2009 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	168,609	120,604	82,575
Restricted cash	235,977	359,285	429,946
Other current assets	344,623	225,347	270,661
Long term
Restricted cash	69,116	148,447	70,075
Newbuildings	277,915	379,502	413,968
Vessels and equipment, net	1,227,519	699,162	678,694
Vessels under capital lease, net	1,554,954	1,942,700	1,740,666
Investment in finance lease	56,161	-	-
Investment in unconsolidated subsidiaries and associated companies	3,638	4,202	3,923
Other long-term assets	28,242	24,387	24,710
Total assets	3,966,754	3,903,636	3,715,218

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	105,573	174,938	123,884
Current portion of obligations under capital lease	196,478	249,694	285,753
Other current liabilities	212,255	137,564	195,725
Long term liabilities
Long term debt	1,146,776	710,424	760,698
Obligations under capital lease	1,465,655	1,837,388	1,579,708
Other long term liabilities	13,378	27,357	18,702
Commitments and contingencies
Equity
Frontline Ltd. stockholders' equity	815,979	758,376	741,340
Noncontrolling interest	10,660	7,895	9,408
Total equity	826,639	766,271	750,748
Total liabilities and equity	3,966,754	3,903,636	3,715,218

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2009 Apr-Jun	2010 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2010 Jan-Jun	2009 Jan-Jun	2009 Jan-Dec (audited)
		OPERATING ACTIVITIES
28,342	81,490	Net income	162,246	105,646	105,472
		Adjustments to reconcile net income to net cash provided by operating activities:
59,936	53,185	Depreciation and amortization	106,554	118,297	238,595
574	36	Unrealized foreign currency exchange (gain) loss	(71)	567	686
-	(9,664)	Gain on sale of assets and amortization of deferred gains	(19,481)	-	(3,061)
101	112	Equity losses of associated companies	285	265	544
(714)	(1,592)	Other, net	(1,358)	(728)	(2,612)
30,347	30,391	Change in operating assets and liabilities	(94,241)	(8,781)	(18,104)
118,586	153,958	Net cash provided by operating activities	153,934	215,266	321,520

		INVESTING ACTIVITIES
(15,523)	(12,972)	Maturity (placement) of restricted cash	189,234	76,120	75,620
(69,255)	(306,165)	Additions to newbuildings, vessels and equipment	(405,574)	(145,984)	(170,049)
-	316	Finance lease payments received	597	-	-
-	11,061	Proceeds from sale of vessels and equipment	11,061	-	2,390
(84,778)	(307,760)	Net cash used in investing activities	(204,682)	(69,864)	(92,039)

		FINANCING ACTIVITIES
83,042	432,591	Proceeds from long-term debt, net of fees paid	495,830	130,669	240,883
(138,337)	(98,012)	Repayment of long-term debt	(132,254)	(154,397)	(267,336)
-	(2,732)	Fees paid on early redemption of bond debt	(2,732)	-	-
(45,021)	(36,568)	Repayment of capital leases	(146,203)	(152,958)	(241,198)
(19,465)	(58,394)	Dividends paid	(77,859)	(38,931)	(70,074)
(119,781)	236,885	Net cash provided by (used in) financing activities	136,782	(215,617)	(337,725)

(85,973)	83,083	Net increase (decrease) in cash and cash equivalents	86,034	(70,215)	(108,244)
206,577	85,526	Cash and cash equivalents at start of period	82,575	190,819	190,819
120,604	168,609	Cash and cash equivalents at end of period	168,609	120,604	82,575

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2010 Jan-Jun	2009 Jan-Jun	2009 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	221,991	219,036	219,036
Stock option expense	1,131	1,736	2,955
Balance at end of period	223,122	220,772	221,991

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(1,686)	(5,227)	(5,227)
Other comprehensive (loss) income	(9,627)	(11,034)	3,541
Balance at end of period	(11,313)	(16,261)	(1,686)

RETAINED EARNINGS
Balance at beginning of period	78,029	45,402	45,402
Net income	160,994	104,388	102,701
Cash dividends	(77,859)	(38,931)	(70,074)
Balance at end of period	161,164	110,859	78,029

FRONTLINE LTD. STOCKHOLDERS' EQUITY	815,979	758,376	741,340

NONCONTROLLING INTEREST
Balance at beginning of period	9,408	6,637	6,637
Net income	1,252	1,258	2,771
Balance at end of period	10,660	7,895	9,408

TOTAL EQUITY	826,639	766,271	750,748

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2009.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2009.

3.	NEWBUILDINGS

During the six months ended June 30, 2010, three Suezmax newbuildings and one VLCC newbuilding were completed and transferred from Newbuildings to Vessels and Equipment.

The Company capitalized newbuilding installments and costs of $22.4 million and interest of $6.9 million in the six months ended June 30, 2010.

4.	DEBT

Following the sale of the Front Voyager on April 8 and the scheduled repayment of principal in the amount of $0.7 million on April 1, 2010, the full amount outstanding on the related Term Loan of $10.2 million was repaid in full on April 13. In addition, costs of approximately $2.7 million were paid in connection with the early redemption of the debt.

On March 26, 2010, the Company announced the private placement of $225 million of convertible bonds and the offering of the bonds closed on April 14, 2010. The senior, unsecured convertible bonds have an annual coupon of 4.50%, which is paid quarterly in arrears and have a conversion price of $39.00. The reference price has been set at $29.7784 (NOK 180.0045). The applicable USD/NOK exchange rate has been set at 6.0448. The Company declared a dividend of $0.75 on May 21, 2010. The conversion price of the bond was adjusted from $39.00 to $38.0895 effective on June 2, 2010 which was the date the shares traded ex-dividend. The bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on April 14, 2015.

In June 2010, the Company entered into a $200 million term loan facility agreement in order to re-finance a $50.6 million loan facility and part finance the purchase of Front Eminence and Front Endurance. The loan is repayable in June 2015. The facility contains a minimum value covenant and covenants that require the Company to maintain a minimum level of free cash, a certain level of market adjusted net worth and positive working capital.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $53.5 million at June 30, 2010 (December 31, 2009: $62.9 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

Effective February 5, 2010, Vista International Finance Inc, a wholly owned subsidiary of Frontline Ltd. purchased the VLCC, Front Vista, from Ship Finance for $58.5 million. The Front Vista had been chartered in by Frontline Shipping. Due to the termination of the charter, a compensation fee of $0.4 million was paid to Ship Finance.

In March 2010, the Company made certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs, which resulted in our restricted cash deposits being reduced in exchange for a guarantee from us for the payment of charterhire. Withdrawals from these restricted cash deposits will be prohibited. Restricted cash deposits held in respect of the Ship Finance charter reserves decreased by $111.7 million resulting from amendments to the charter agreements and $10.6 million due to reserves no longer required for two vessels. We also made an advance payment of charterhire less operating expenses of $72.8 million covering part of the payments due to Ship Finance over the next six months.

In March 2010, Frontline agreed with Ship Finance to terminate the long term charter party for the single hull VLCC Golden River and Ship Finance simultaneously sold the vessel to an unrelated third party. The termination of the charter took place in April 2010 and Ship Finance made a compensation payment to Frontline of approximately $2.9 million for the early termination of the charter party, which was recognized in the second quarter.

7.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2010, the Company was committed to make newbuilding installments of $553.3 million as follows;

(in millions of $)	Total
2010	166.4
2011	220.9
2012	84.9
2013	81.2
Total:	553.3

As of June 30, 2010, the Company has an option to reduce its newbuilding commitments on two VLCCs by $198 million to $54 million already paid.

In June 2010, the Company entered into a contract with Jiangsu Rongsheng Heavy Industries Co., Ltd. for the delivery of two 156,900 dwt Suezmax newbuildings. The vessels are expected to be delivered in February and May 2013. The Company has also secured options for two similar Suezmax newbuildings.

8.	DIVIDENDS

In February 2010, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on March 30, 2010.

In May 2010, the Company's Board of Directors declared a cash dividend of $0.75 per share, which was paid on June 21, 2010.

9.	SUBSEQUENT EVENTS

With effect from July 1, 2010, NATS became a full pool partner in the Gemini pool and we no longer charter in the NATS vessels. This will result in a decrease in charter hire expense in the third quarter with a corresponding decrease in operating revenues.

The fourth VLCC newbuilding from Waigaoqiao, Front Signe, was delivered on August 9, 2010 and the fourth and final Suezmax newbuilding from Rongsheng, Front Njord, was delivered on August 12, 2010.

In August 2010, the Company sold a 25 percent share in the ship management company SeaTeam Management Pte Ltd. to Golden Ocean Group Limited.

On August 26, 2010, the Company's Board of Directors declared a dividend of $0.75 per share. The record date for the dividend is September 10, 2010, ex dividend date is September 8, 2010 and the dividend will be paid on or about September 24, 2010.

FRONTLINE LTD.
INTERIM REPORT JANUARY – JUNE 2010

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2010 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed consolidated financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related parties transactions.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 26, 2010